May 29, 2009

Via facsimile and U.S. mail

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 4-5

Washington, D.C. 20549-0405

Attention: Christopher J. White

Re:	Pioneer Natural Resources Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
File No. 1-13245

Dear Mr. White:

I am writing pursuant to your comment letter dated May 18, 2009 (the “Comment Letter”), addressed to Richard P. Dealy, Executive Vice President and Chief Financial Officer of Pioneer Natural Resources Company (“Pioneer” or the “Company”) to provide written response to your comments with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008, filed with the United States Securities and Exchange Commission (the “SEC” or the “Commission”) on February 25, 2009, and the Company’s Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 11, 2009.

Comment Responses

The bold typeface, numbered paragraphs and headings below were taken from the Comment Letter. Our responses to such comments follow in plain text.

Form 10-K for the year ended December 31, 2008

Note B – Summary of Significant Accounting Policies, page 77

Inventories, page 79

1.

We note you estimated approximately $90 million (increased to $132 million, as of March 31, 2009) of your materials and supplies inventory would not be utilized in the subsequent 12-month period, due to declines in budgeted drilling activities. As a result, you reclassified the amounts to other noncurrent assets. Please provide us with a more detailed explanation as to the specific nature of this inventory, your underlying analysis that you believe supports your conclusion that this inventory will not be utilized during the ensuing 12-month period, how your conclusion affected your assessment of obsolescence and realizability of this inventory, and why you concluded that no write down was necessary at the time.

Christopher J. White

Securities and Exchange Commission

May 29, 2009

Response: The Company discloses within Note B of Notes to Consolidated Financial Statements included in “Item 8. Financial Statements and Supplementary Data” of its 2008 Form 10-K that its materials and supplies inventory is primarily comprised of oil and gas drilling or repair items, such as tubing, casing, chemicals, operating supplies and ordinary maintenance materials and parts. The predominant portion of the Company’s materials and supplies inventory is comprised of steel tubing and casing that is stored in yards to protect it from deterioration and damage over relatively long periods of time. Steel tubing and casing has been used in oil and gas drilling operations for decades and is unlikely to be at risk for obsolescence due to technological advances in drilling operations.

Within “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Events – Low price environment initiatives” of the Company’s 2008 Form 10-K, the Company discloses that it has implemented initiatives to reduce capital spending to enhance its financial flexibility in response to recent declines in commodity prices. More specifically, the Company disclosed plans to minimize drilling activities during 2009. As a result of these initiatives and plans, the Company reviewed its materials and supplies inventory as of December 31, 2008 (and March 31, 2009) based on its planned drilling activities in each of the Company’s asset areas during 2009 (and the first quarter of 2010) , and in so doing, assessed its inventory for items (i) expected to be realized in normal drilling and production operations (a) during the twelve months immediately following the balance sheet date and (b) during periods beyond the twelve months immediately following the balance sheet date, (ii) excess inventory that may be sold in the future and (iii) obsolete or damaged items of inventory within categories (i) and (ii) above. The carrying values of the inventory expected to be used during periods beyond the twelve months following the balance sheet date were reclassified to other noncurrent assets, since they were not expected to be realized during the Company’s next operating period. The carrying values of excess inventory that may be sold in the future and obsolete or damaged items of inventory were reduced to their estimated net realizable values.

As a result of these assessments, the Company recorded pretax charges to reduce the carrying values of materials and supplies inventory of $4.3 million and $1.2 million during the three month periods ended December 31, 2008 and March 31, 2009, respectively. The Company disclosed its inventory valuation reserve allowances within Note B of Notes to Consolidated Financial Statements.

The Company has definitive plans for increasing its capital spending and drilling activities during 2010 and thereafter, during which time it expects to fully utilize in those operations its inventory, with the exception of the excess inventory that may be sold in the future and the obsolete or damaged items of inventory discussed above. To protect a significant portion of the rates of return expected in those capital spending and drilling plans, the Company has substantially increased its commodity price derivative contracts in 2010 and 2011.

Note F – Long-Term Debt, page 92

2.

In future filings, please disclose the specific terms of all material covenants in your debt agreements, including the required ratios as well as the actual ratios as of each reporting date, allowing readers to understand how much cushion there is between the required ratios and the actual ratios. Also, show the specific computations used to derive the actual ratios, with corresponding reconciliations to corresponding U.S. GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, for additional guidance. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt, if not cured within applicable grace periods.

Response: The Company endeavors to disclose in its MD&A known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on its financial condition. The Company is familiar with the Commission’s Interpretive Release No. 33-8350, wherein the Commission provided guidance to issuers regarding their MD&A disclosures and specifically when companies should consider

Christopher J. White

Securities and Exchange Commission

May 29, 2009

whether their MD&A should include enhanced disclosure regarding debt instruments, guarantees and related covenants. In that release, the Commission indicated that there are two scenarios in which companies should consider discussion and analysis of material covenants related to their outstanding debt:

•	First, if the company is, or is reasonably likely to be, in breach of such covenants, and
•	Second, if the covenants limit, or are reasonably likely to limit, a company's ability to undertake financing to a material extent.

The Company believes that neither of these circumstances exists.

The Company believes that its disclosures in MD&A in both its Form 10-K and Form 10-Q comply with the requirements of the Commission’s rules and the guidance provided in Release 33-8350. In its reports, the Company provided disclosure regarding management’s views as to the potential impacts on the Company’s future cash resources that may result from the recent worldwide economic slowdown and commodity price declines, as well as the Company’s initiatives implemented in response to those circumstances, all of which represent matters that may result in material changes to, and are not readily apparent from, the Company’s historic cash flows.

The Company considered additional disclosure regarding the financial covenants, but concluded that no additional disclosure was warranted, other than stating that the Company was in compliance with such covenants, since the Company does not believe that (i) it is reasonably likely to be in breach of such covenants, or that (ii) the covenants limit, or are reasonably likely to limit, the Company's ability to undertake financing to a material extent.

As disclosed in Note F to the Consolidated Financial Statements included in “Item 8. Financial Statements and Supplementary Data” of the Company’s 2008 Form 10-K, as of December 31, 2008 the Company had $913.0 million principal amount of outstanding borrowings under its Amended and Restated 5-Year Revolving Credit Agreement (the “Credit Agreement”) and $2.1 billion principal amount of outstanding borrowings under senior notes. There are two financial covenants contained in the Credit Agreement and no financial covenants associated with the Company’s outstanding senior notes. The Company’s disclosed financial covenants are (i) the maintenance of a ratio of total debt to book capitalization less intangible assets, accumulated other comprehensive income and certain non-cash asset impairments (the “Debt/Capital ratio”), which is not to exceed .60 to 1.0; and (ii) the maintenance of a ratio of the net present value (“NPV”) of the Company's oil and gas properties to total debt (the “NPV/Debt ratio”), which is to be at least 1.75 to 1.0. The Company also disclosed in its Notes to Consolidated Financial Statements and within the separate MD&A discussions within its 2008 Form 10-K and Form 10-Q for the quarterly period ended March 31, 2009, that Pioneer was in compliance with all of its debt covenants as of December 31, 2008 and March 31, 2009.

In addition, as disclosed by the Company in the Form 10-Q for the quarterly period ended March 31, 2009, the Credit Agreement was amended in April 2009 to ease the NPV/Debt ratio and to include a portion of the value of the Company’s common unit ownership in Pioneer Southwest Energy Partners L.P. (“Pioneer Southwest”) in the NPV, further enhancing the Company’s financial flexibility if the bank’s outlook for longer-term commodity prices were to substantially decline. The amendment changed the ratio to 1.5 to 1.0 through the period ending March 31, 2011, after which time the ratio would revert to 1.75 to 1.0, and provides that the Company may include in the calculation of the present value of its oil and gas properties 75 percent of the market value of its ownership of common units of Pioneer Southwest.

Accordingly, the Company believes that its current disclosure regarding its liquidity and capital resources meets the requirements for MD&A disclosure. The Company believes that it has complied with this guidance through the additional disclosure of the material uncertainties that the Company faces in the current economic environment, and the Company believes that its disclosure is consistent with the disclosure of many of the Company’s industry peers.

Christopher J. White

Securities and Exchange Commission

May 29, 2009

The Company agrees, however, that if circumstances change in the future such that it is reasonably likely to be in breach of its covenants, or if the covenants limit, or are reasonably likely to limit, the Company's ability to undertake financing to a material extent, the Company will provide enhanced disclosure regarding its financial covenants to indicate the cushion between the covenants and the actual ratios.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note B – Basis of Presentation, page 11

Derivatives and Hedging, page 12

3.

We note that your accounting policy for the fair value amounts of derivative assets and liabilities executed under master netting arrangements is to net such amounts for presentation in your statement of financial position, which you indicate adheres to the guidance of FASB Interpretation 39. Please tell us what consideration you gave to the guidance of SFAS 161, paragraph 3(b), in particular as to its amendment of SFAS 133, paragraph 44(C)(a)(1), which states that the fair value of derivative instruments shall be presented on a gross basis, even when the derivative instruments are subject to master netting arrangements and qualify for net presentation in the statement of financial position in accordance with FASB Interpretation No. 39, and the basis for your conclusion that netting such amounts continued to apply and was appropriate for your particular circumstances.

Response: As disclosed in Note B of Notes to Consolidated Financial Statements included in “Item 1. Financial Statements” in the Company’s Form 10-Q for the quarter ended March 31, 2009, the Company adopted the provisions of SFAS 161 effective January 1, 2009. Among other things, paragraph 3(b) of SFAS 161 amends paragraph 44(C)(a)(1) of SFAS 133 to provide that entities that hold or issue derivative instruments shall disclose the fair value of derivative instruments on a gross basis, even when the derivative instruments are subject to master netting arrangements and qualify for net presentation in the statement of financial position in accordance with FASB Interpretation No. 39.

The Company’s derivative instruments are subject to master netting arrangements, qualify for and are presented on a net basis in the Company’s consolidated balance sheets (i.e., the statements of financial position) in accordance with FASB Interpretation No. 39. In complying with the SFAS 161 paragraph 3(b) amendment of SFAS 133 paragraph 44(C)(a)(1), the Company strived for a presentation that would not unnecessarily confuse the readers by the conflicting net presentation of the fair values of derivative instruments in the Company’s consolidated balance sheets as compared to the gross presentation required to be disclosed in the tabular disclosure in Note G to the Consolidated Financial Statements. The Company resolved the conflicting presentations by presenting the fair values within Note G on the same basis as the net presentation in the Company’s consolidated balance sheets, with supplemental footnote disclosures to the Note G tables, informing the readers of the amounts netted from otherwise gross fair value presentations. The Company believes that its presentation complies with the requirements of SFAS 133 paragraph 44(C)(a)(1), as amended by paragraph 3(b) of SFAS 161 for disclosure of derivative fair values on a gross basis, while allowing the readers to directly relate those amounts to the net presentations in the Company’s consolidated balance sheets.

Pioneer further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christopher J. White

Securities and Exchange Commission

May 29, 2009

Please direct any questions in connection with the response set forth in this letter to Richard P. Dealy at 972-969-4054 (direct fax 972-969-3572).

Very truly yours,

/s/ Richard P. Dealy
Richard P. Dealy
Executive Vice President and
Chief Financial Officer

Cc: Frank W. Hall